FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated October 21, 2011

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayers' ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (N.I.R.E.) 35.300.177.045 Publicly Held Company	COSAN LIMITED BDR Issuer CNPJ/MF nº08.887.330/0001-52

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan”or“Company”) and COSAN LIMITED (BM&FBOVESPA: CZLT11 and NYSE: CZZ) announces that through its subsidiary, Cosan Lubrificantes e Especialidades S.A., signed on October 13th 2011, a Sales Purchase Agreement (“SPA”) with ExxonMobil Lubricants Trading Company, for lubricants distribution in Bolivia, Uruguay and Paraguay, becoming the exclusive distributor of Mobil branded products in these countries. Change in control is expected for November 14th 2011.

Bolivia, Paraguay and Uruguay markets will be served with Mobil branded products manufactured at Cosan Lubricants Oil Blanding Plant located in Rio de Janeiro. Cosan estimates that this acquisition will increase annual volume sales in 5% and considers the deal part of its strategy to increase its presence outside Brazil.

São Paulo, October 21st, 2011

Marcelo Martins
CFO e IRO

About COSAN

Cosan Group is the only fully integrated player - from sugar cane production to final products distribution - in the sugar and ethanol markets in Brazil. The corporate vision is to become a global reference for clean energy and renewable products. The newly formed company Raízen (joint venture with Shell International) is one of the top five revenue companies in Brazil, has 4,500 service stations and produces 2.2 billion liters of ethanol, and is positioned to become a global market leader. Also, Cosan is one of the largest players in the retail sugar market, with an output production of 5 million metric tons, and through the use of Radar develops agricultural lands businesses. Furthermore, Cosan produces, distributes and markets the global leading lubricants brand Mobil in Brazil and controls Rumo Logística, which is responsible for the transportation, storage and shipment of sugar and solid bulk exports at two terminals in Santos, the largest port in Latin America.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 21, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer